

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Haimei Wu
Chief Executive Officer
Baird Medical Investment Holdings Limited
Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou, People's Republic of China

Re: Baird Medical Investment Holdings Limited
      Amendment No. 1 to Registration Statement on Form F-4
      Filed November 28, 2023
      File No. 333-274114

Dear Haimei Wu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 Filed November 28, 2023

Cover Page

1. We note your disclosure that "PubCo, with Tycoon being its wholly-owned subsidiary after the Business Combination, is a holding company incorporated in the Cayman Islands with its registered office in the Cayman Islands. PubCo conducts its operations through Tycoon and its subsidiaries, and PubCo's global headquarters are based in Guangzhou in the People's Republic of China, or Mainland China." Please revise your disclosure to clearly state that you are not a Chinese operating company, but a Cayman Islands holding company with operations conducted by your subsidiary. As a related matter, we note your disclosure that "investments in PubCo's Ordinary Shares are not purchases of equity securities of these operating subsidiaries in Mainland China but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own." Please revise your disclosure to clearly state that investors may never hold equity

interests in the Chinese operating company. Please also revise the disclosure on your cover page to clearly disclose how you will refer to the holding company and its subsidiary when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

2.   We note your response to comment 3 and your revised disclosure that "because our business is subject to the laws and regulations of the PRC, there are additional legal and operational risks associated with being based in China," with a cross reference to your risk factor disclosure. Please further revise your disclosure as follows:

- Please revise your disclosure to clearly state that the legal and operational risks associated with being based in China could result in a material change in your operations.

- Where you disclose that there may be an impact on the value of your securities, disclose that the value of your securities could significantly decline and that the value of such securities could become worthless.

- We note your disclosure that "expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or hinder PubCo's ability to offer or continue to offer securities to investors." Please revise the disclosure on your cover page to more broadly state that the legal and operational risks associated with being based in or having the majority of the company's operations in China could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

3.   As a related matter, we note your revised disclosure that "the approval of the China Securities Regulatory Commission (the "CSRC"), the Cyberspace Administration of China (the "CAC"), or other PRC regulatory agencies will be required in connection with the Business Combination." However, we also note your disclosure that "[e]xcept for the Trial Measures, no other relevant laws or regulations in the PRC explicitly require Baird Medical to seek approval from the Cyberspace Administration of China ("CAC") or any other PRC governmental authorities for its overseas listing plan." Please revise your disclosure for consistency, and to clearly disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.

<u>Risk Factor Summary, page 14</u>

4.   For each risk factor in your summary, please provide a cross reference to the more detailed discussion of each of this risks elsewhere in the prospectus. Revise your risk factor summary to describe the significant regulatory, liquidity, and enforcement risks. For example, in your risk factor summary, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

<u>Questions and Answers for Stockholders of ExcelFin, page 17</u>

5.   We acknowledge your response to prior comment 5, including that The ExcelFin private placement warrants will be terminated upon the closing of the Business Combination. Given that the private placement warrants will not be cancelled until closing of the business combination, please expand your disclosure to address the material risks, if any, to public warrant holders arising from the differences between private and public warrants. As a related matter, we note your disclosure on page 134 that the Sponsor paid an aggregate of $11,700,000 for the private placement warrants, has agreed to surrender the private placement warrants for no additional consideration, will be issued PubCo ordinary shares in exchange for its Class A common stock, and "[i]f the Business Combination does not close, the private placement warrants will expire worthless and the Sponsor will have no means to recover its $11,700,000 investment in ExcelFin." Please clarify how the Sponsor will recover its $11,700,000 investment in the private placement warrants if it has agreed to surrender the warrants for no consideration, including if the Sponsor will receive shares in PubCo in exchange for shares underlying the private placement warrants.

<u>Q: What equity stake will current stockholders of ExelFin and Baird Medical hold in PubCo after the Closing?, page 21</u>

6.   We note your revised disclosure in response to comment 7, including an interim scenario of 17.7% redemptions. Please clarify what percentage of public shareholders redeem their shares in your maximum redemption scenario. Please also revise to clarify whether it is possible that more public shareholders may redeem than assumed for the purposes of your maximum redemption scenario.

Summary of the Proxy Statement/Prospectus, page 36

7. Revise your summary of the proxy statement/prospectus to disclose, as you do elsewhere in your filing, each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

8. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Manufacture License, page 37

9. We note your disclosure on page 38 that Baird Medical does not believe that the 2022 Supervisory and Administrative Measures for Production will have a material impact on its business operations. Please expand your disclosure to explain why you do not believe such regulations will have a material impact on your business operations, including any underlying assumptions.

Unaudited Pro Forma Condensed Combined Financial Information, page 64

10. We note your response to comment 13. You concluded that the Earnout Shares did not qualify for equity treatment as the Earnout Shares provisions contained a change of control feature. Please address what consideration was given as to whether the Earnout Shares and corresponding change of control provisions represent an exercise contingency as addressed in ASC 815-40-15-7. Please also address what consideration you gave to the guidance in ASC 815-40-15-7A and 15-7B in determining the appropriate accounting for the Earnout Shares. Please specifically provide us your analysis of Step 1 and Step 2 under ASC 815-40-15-7.

Comparative Share Information, page 76

11. We note your response to comment 16. Please also provide the equivalent pro forma per share data required by Item 3(f) of Part I.A of the Form F-4, or help us understand why it is not provided.

Risk Factors Relating to Baird Medical's Business and Industry, page 78

12.   We note your revised disclosure in response to prior comment 17, which we reissue in part. In addition to disclosing the proportion of the microwave ablation markets in the U.S. and E.U. relative to the overall tumor ablation therapy market, please revise to disclose the estimated total addressable market for the microwave ablation markets in each of the U.S., E.U., and Southeast Asia to the extent known. For example, we refer to your disclosure relating to market size of the tumor ablation industry in China on page 227. Please also expand your disclosure relating to the expected timeline for Baird Medical's business strategy in the E.U. to include the proposed timeline of the milestones for its research and development process and clinical trials, rather than focusing on its plans to obtain its CE certification in 2025.

Risks Related to Doing Business in China, page 104

13.   We note your response to prior comment 23, which we reissue in part. We note that your disclosure on pages 110 and 111 and elsewhere continues to state that the PRC government "intervenes to optimize China's economy," has "implemented various measures to encourage economic growth," and may "strengthen oversight" over your operations. Please revise your disclosure, including the disclosure noted above, to clearly describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. Your disclosure should highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Background of the Business Combination, page 182

14.   We note your revised disclosure on page 184 in response to prior comment 34, which we reissue in part. Please revise to clarify when ExcelFin ceased discussions with the various other potential targets, including Company A and the three other FinTech companies, and when ExcelFin decided to expand its focus beyond the FinTech industry and reached out to its network of professional contacts. You also disclose that Mr. Jidong facilitated an introduction between Brian Sun and Haimei Wu of Baird Medical on February 11, 2023.

Please also revise to clarify when Mr. Jidong recommended Baird Medical to Brian Sun.

15. We acknowledge your revised disclosure in response to prior comment 36, which we reissue in part. We note that you continue to disclose general topics or "packages" that were discussed at meetings without providing additional detail regarding the substance of those discussions and material terms of the relevant agreements. By way of example only, please expand your disclosure relating to the "financial package" ExelFin received on April 10, 2023 and the "several proposed transaction structures" discussed on May 15, 2023.

16. We note your response to prior comment 37, which we reissue in part. Please revise this section to include a discussion of the evolution of the key negotiated terms during the period between February 25, 2023 and April 3, 2023, including the multiple conference calls and drafts of the LOI that were exchanged on April 2 and April 3, 2023. Your disclosure should discuss the negotiation of key terms, including but not limited to, the lock-up on shares, the change in the size of the board of directors, and the minimum cash condition. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues, the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms.

17. We note your revised disclosure in response to prior comment 38, which we reissue in part. Please revise your disclosure to address the following issues:

• You disclose on page 184 that the initial proposal of a pre-transaction equity value of Baird Medical of $174 million was "consistent with ExcelFin management's evaluation and due diligence of Baird Medical's business as of the date the draft LOI was delivered, which was based on publicly available information, including Baird Medical's valuation range set forth in the prospectus for its proposed Hong Kong IPO." Please expand your disclosure relating to the underlying assumptions and methodology of ExcelFin management's evaluation and Baird Medical's proposed Hong Kong IPO and the valuation range included in the prospectus for such IPO.

• We note your revised disclosure on page 185 that ExcelFin's management "further refined" the underlying assumptions in calculating a pre-transaction equity value of Baird Medical during the multiple conference calls and drafts of the LOI that were exchanged on April 2 and April 3, 2023. Please expand your disclosure with respect to each assumption that was "refined" and discuss how the Board used such assumptions, such as the net profits projections, the comparable company transactions and business plan, to reach its revised valuation. Please also discuss the evolution of the proposed valuation of Baird Medical during the multiple conference calls and draft LOIs that were exchanged on April 2 and April 3, 2023, if applicable.

18. We note your response to prior comment 39, which we reissue as we are not persuaded by your response. We further note that Item 4(b) of Form F-4 requires that information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion,

or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus, and is not limited to the fairness or amount of consideration to be paid in connection with the Business Combination. Accordingly, please provide the disclosure required by Item 4(b) of Form F-4 with regard to your various advisors' due diligence summaries. Alternatively, please provide a detailed legal analysis as to why these due diligence summaries are not materially related to your business combination transaction.

19. With respect to the third bullet point of prior comment 40, we note your revised risk factor disclosure on page 136. Please revise to specifically note the unusual nature of the fee waivers. In addition, if you did not seek out the reasons why UBS and KeyBanc were waiving deferred fees, despite already completing their services, please clearly state so in your registration statement.

20. We note your disclosure that "S&A compared Baird Medical to two competitors and determined that Baird Medical's products stand out . . . ." Please revise your disclosure to identify the two competitors.

Comparable Company Analysis, page 197

21. We note your deletion of the disclosure on page 198 relating to the assumptions made by the ExcelFin's management team with respect to industry performance, general business and economic conditions. Please restore and expand your disclosure to provide a detailed description of each of the key assumptions used in your comparable companies analysis.

22. We note your revised disclosure in response to prior comment 45, which we reissue in part. You disclose that only companies with "profitability profiles similar to Baird Medical" were selected. Please revise to disclose the factors and the assumptions selected for the "profitability profile" in your comparable companies analysis. We also note your disclosure that Baird Medical's management's assessment of projections of net profit included "assumptions and an implied discount" and that the $370 million enterprise valuation for Baird Medical was discounted. Please expand your disclosure of the assumptions and the implied discount that Baird Medical's management used and disclose how you considered the revenues, earnings, and market capitalizations of the comparable companies to determine the discount level that would sufficiently reflect the early-stage development of Baird Medical relative to its peers.

Controls and Procedures, page 242

23. We note your disclosure that, in October 2023, the company identified a material weakness in its internal control over financial reporting related to the Company's review and approval of cash disbursements. Please revise your risk factor disclosure to discuss this material weakness and the related remedial actions disclosed on page 243, and any related risks.

Expand our Presence in Foreign and Emerging Markets, page 254

24.   We note your revised disclosure in response to prior comment 50. Please revise your disclosure to address the following issues:

- We refer to your disclosure on page 254 that (i) you initiated your plan for FDA marketing clearance in the U.S. for your microwave ablation medical device to be used for coagulation (ablation) of soft tissues, (ii) you have partially completed research and development for your soft tissue products in the U.S., and (iii) the FDA granted 510(k) clearance to commercially market your disposable microwave ablation needle and system. Please briefly clarify what you mean by "soft tissues" and specify the target indication(s) for which the medical devices that the FDA granted 510(k) clearance to treat, if applicable. We refer to various references to liver cancer, breast lumps and thyroid nodules. Please also disclose the current status of and your plans to complete your research and development for your soft tissue products in the U.S.

- We note your disclosure on page 255 that you have not yet begun the certification process or applied for certification in the E.U. for your breast lump and thyroid nodule product line and have only partially completed research and development for such products. However, you also disclose that you expect to launch such product line in 2025. Determinations of safety and efficacy are within the sole authority of the EU notified body pursuant to the E.U. Medical Devices Regulation. Given the status of your research and development and application status, it is premature for you to suggest that your breast lump and thyroid nodule products will be granted the CE Mark by 2025. Please revise your disclosure accordingly.

Research and Development, page 268

25.   We note your revised disclosure on page 272 in response to prior comment 56, which we reissue in part. We note your disclosure on page 272 that you "engaged" three Grade IIIA hospitals, which appointed the principal researchers to design and conduct the clinical trial for your microwave ablation medical device for the treatment of thyroid nodules. Please revise to clearly state here and throughout the prospectus that, if true, Baird Medical sponsored the clinical trial and entered into collaboration agreements with various research institutions, universities and/or hospitals to conduct the clinical trial and identify such institution and its role for each relevant clinical trial.

26.   We note your disclosure on page 273 that you are currently conducting clinical trials for the treatment of breast lump and pulmonary nodules, but you also disclose on pages 277 and 278 that the clinical trials for such target indications have not yet started. Please reconcile your disclosure accordingly. Please also expand your disclosure to discuss the status of such clinical trials, such as the enrollment of subjects, and clarify which institution or university will provide technical services and conduct the clinical trials, if

applicable.

27.   We acknowledge your revised disclosure on pages 275 through 280 in response to prior comment 56 relating to your thyroid nodule, breast lump, and pulmonary nodule clinical trials. Please revise your disclosure relating to each clinical trial to address the following issues, as applicable:

- Please clearly disclose the primary and secondary endpoints of your clinical trials, as applicable. We note your references to various "general research objectives" and "evaluation ind[ices]";

- Please clarify, if true, that you have conducted one clinical trial for the treatment of thyroid nodules that were conducted at three different hospital sites. If so, please clarify the number of subjects associated with each hospital site;

- Please revise to identify the "designated control medical product" referenced;

- Please revise your disclosure to discuss the data from the clinical trial, rather than drawing conclusions from the results, and specify the p-value in this section. We refer to your disclosure of the p-value on page 272;

- We note your disclosure on page 272 that you were "able to evaluate the safety and effectiveness of the trial product for thermal ablation treatment of benign thyroid nodules." Please note that determinations of safety and efficacy are solely within the authority of the FDA and the relevant regulatory authorities. Therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including the reference cited above;

- We note your disclosure that no "device defects" that could lead to adverse events occurred during the clinical trial. Please revise your disclosure to specify if any adverse events were observed with respect to your clinical trial, irrespective of any connection to a device defect; and

- Please revise this section to ensure that your disclosures are in plain English and are clear without reference to formulas for sample size calculations. Please also consider including your disclosure in narrative rather than tabular form.

28.   We note your revised disclosure to prior comment 57, which we reissue in part. While you disclose that Class II medical devices do not require clinical trials as part of their applications for certificate of registration, we note your disclosure relating to "formal reports" to be submitted to the NMPA or provincial MPA, the 24 to 36 months of research and development, as well as the several clinical trials you have engaged in or are conducting. Please revise your disclosure to clearly state the regulatory requirements of the NMPA or the provincial MPAs to grant approval for the commercialization of medical devices.

29. We note your revised disclosure and response to prior comment 58, which we reissue. Please expand your disclosure relating to each framework collaboration agreement with Nanjing Huitong, Xiamen, FIIG, Nanjing Forestry University and Zhuhai People's Hospital to specify when each such agreement was entered into, amended or terminated, as applicable; describe the nature and scope of the intellectual property rights transferred or jointly owned; identify the clinical trial for which each institution is providing technical and clinical services; and specify the duration of each agreement, when the last-to-expire licensed patent is expected to expire, the aggregate amounts paid or received to date (including the payment or receipt of any up-front or execution fees), the aggregate future potential milestone payments to be paid or received, the termination provision, and the royalty range, as applicable. We also note that you rely on these institutions to conduct and manage the clinical trials and application process for the registration certificates, that related intellectual property rights would be jointly owned by these institutions and certain patents appear to be co-owned with institutions such as Xiamen and Nanjing. Please file the collaboration agreements that are currently in effect as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Product Pipeline, page 281

30. Please revise your table of your major pipeline products to clarify, if true, that the classifications listed refer to the classifications set forth by the National Medical Products Administration (NMPA) in the PRC.

Intellectual Property, page 283

31. We refer to Patent no. 201320764553.5 listed on page 284 relating to high-performance water-cooled microwave ablation antenna with real-time temperature measurement and ablation, which expired on November 28, 2023. Please discuss the impact on your business of such expiry.

Baird Medical's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 314

32. We note your revised disclosure on page 315 in response to prior comment 63 that you expect this growth trend to continue in light of your plans to expand overseas in the U.S. and E.U. markets. Please revise to balance your disclosure with equally prominent disclosure that you have not yet started the certification process in the E.U. and have only partially completed research and development for your breast lump, thyroid nodule, and other soft tissue products as disclosed on pages 254 and 255.

Operating Activities, page 321

33. We note your disclosure that "[t]he large increase in accounts receivable in 2022 was mainly due to the development of the COVID pandemic in China in 2022, which led to the adoption of closed control measures in many areas, resulting in the financial situation

of hospitals being affected to a certain extent, and therefore the payback cycle of goods also lengthened." Please briefly define "payback cycle," including how you measure payback cycle, and quantifying what is meant by "lengthened" and "restored" payback cycle.

Security Ownership of Certain Beneficial Owners and Management, page 365

34.   We note your revised disclosure in response to comment 67, but it does not appear to be fully responsive to our comment. In footnotes to the relevant tables, please disclose the natural persons with voting or dispositive control of the shares held by Exos Asset Management LLC, and the shares held by Courage Elite Limited, China Venture Capital (Hong Kong) Co, Limited, IPE Group Limited, Weitian Limited, and Nation Hero International Limited.

Enforceability of Civil Liabilities, page 372

35.   We note your revised disclosure in this section, including the statement that even if a stockholder is able to effect service of process on PubCo, its directors or officers, and a Hong Kong or China court decides to enforce a liability or judgment against PubCo or such persons, "the associated cost and time constraints may make obtaining such enforcement unreasonable or impossible." Please revise your risk factor disclosure on page 125 to include this disclosure.

Financial Statements, page F-1

36.   Pursuant to Item 14(h) of the Form F-4, please also provide financial statements of the registrant, Baird Medical Investment Holdings Limited. Please also include the registrant in a separate column in the pro forma financial information provided.

Note 2. Summary of Significant Accounting Policies, page F-10

37.   We note that the financial statements were restated as management did not recognize research and development expenses based on the progress of research and development projects. Please disclose your accounting policy for research and development costs, including the types of costs included in the line item and when these costs are recognized as an expense. Given that over 17% of your current assets are comprised of R&D prepayments, please expand your disclosure to state whether these prepayments are made to related parties and how you can reasonably determine whether the corresponding services had not already been received at the Balance Sheet date. Please help us understand how this policy complies with ASC 730.

Note 20. Subsequent Events, page F-30

38.   We note your response to comment 71. In a similar manner to your response, please clarify which entity these preferred shares are related to and any impact the settlement had on Baird Medical Holdings Limited.

Note 3, page F-55

39.   Please expand your disclosure to clarify how $21.9 million of your June 30, 2023 receivables can be aged 6 months or less if your revenue for the 6 month period is only $11.5 million. Also, please tell us how much of your December 31, 2022 receivables balance has been subsequently collected in cash.

Note 19, page F-65

40.   Please disclose how you are accounting for the $1.6 million reassignment of Ms. Lu's loan. Also, please revise the pro forma financial statements to reflect this transaction since it appears material to your pro forma net working capital.

General

41.   We note your disclosure throughout the filing that, on October 25, 2023, all outstanding shares of ExcelFin Class B common stock were converted into an equal number of shares of ExcelFin Class A common stock. Where appropriate throughout your filing, including the background of your business combination, please provide additional detail about this conversion, including the investors or group of investors who were holders of Class B shares and the reasons for the conversion. In this regard, it appears from your prior disclosure that, pursuant to the business combination agreement, the Class B shares were to be cancelled upon the closing of the business combination in exchange for PubCo ordinary shares, rather than exchanged for Class A shares prior to closing.

42.   We note that you filed an investor presentation on December 12, 2023 containing disclosure describing your addressable market, citing to a commercial due diligence report provided by Beijing Time Strategy Management Consulting. You also cite to this report throughout the investor presentation, related to other statements about your business and market opportunity. Please tell us whether management considered this report when evaluating the business combination, and if so please revise the disclosure discussing the background of the business combination accordingly. In addition, we note your reference to 44 pending patents and 10 pipeline products in development on slide 29 of the investor presentation. However, we also refer to your disclosure on page 283 relating to 34 pending patent applications and 7 major pipeline products on page 281, which does not appear to be consistent with the information provided in the investor presentation. Please explain the reasons for this inconsistency and reconcile your disclosure in the registration statement accordingly.

   Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Stephen Leitzell, Esq.